Exhibit (a)(13)

EFiled: Jul 1 2005 11:52AM EDT Filing ID 6131132

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ISRAEL NEKRITZ,	C.A. No.

Plaintiff,

v.

NET2PHONE, INC., HOWARD JONAS, STEPHEN GREENBERG, LIORE ALROY, JIM COURTER, HARRY MCPHERSON, JAMES MELLOR, JESSE KING, MARC OPPENHEIMER, MICHAEL WEISS, and IDT CORPORATION

Defendants.

COMPLAINT

Plaintiff alleges on information and belief, except as the allegations pertaining to plaintiff and his own acts, which are alleged on knowledge, as follows:

1.     Plaintiff brings this action on behalf of the public stockholders of Net2phone, Inc. (“Net2Phone” or the “Company”) seeking injunctive and other appropriate relief with respect to a going-private transaction in which defendant IDT Corporation (“IDT”), the Company’s controlling stockholder, plans to acquire the shares which it does not control for the unfair price of $1.70 per share.

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2.     Plaintiff is, and has been at all relevant times, the owner of shares of Net2phone’s common stock.

3.     Net2phone is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at 520 Broad Street, Newark, New Jersey 07102; and engages primarily in the business or providing voice communication services over the Internet.

4.     As of October 7, 2004, Net2phone had 47,498,630 shares of common stock and 28,911,750 shares of Class A common stock outstanding.

5.     Defendant IDT is a corporation organized and existing under the laws of the State of Delaware and maintains its principal corporate offices at 520 Broad Street, Newark, New Jersey 07102. The Company was originally a division of IDT until it was incorporated as a separate subsidiary of IDT in 1997. IDT owns about 2.8 million Net2phone common shares, as well as all the outstanding Class A common stock, amounting to about 41% of Net2phone’s outstanding stock and 57% of its total voting power. As such, IDT has the power to nominate and elect all members of the Board of Directors of Net2phone. Moreover IDT is also the Company’s largest carrier customer, representing approximately 33.8% of the Company’s carrier revenue and, together with its affiliates, 7.2% of the Company’s total revenue for fiscal 2004. IDT, therefore, also influences the Company’s revenues and operations.

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6.     Defendant Howard Jonas is the Vice-Chairman of the Board of Directors of the Company. He is also the Chairman of the Board of Directors and founder of IDT and the controlling shareholder of IDT.

7.     Defendant Stephen M. Greenberg has served as Chairman of the Board of Directors of the Company since June 2000. Defendant Greenberg served as the Company’s Chief Executive Officer and Vice Chairman of the Board of Directors from 2000 to October 2004.

8.     Defendant Liore Alroy has been Chief Executive Officer and a director of Net2Phone since October 31, 2004. From January 2003 to October 2004, defendant Alroy served as a Senior vice President of IDT Corporation. In this role, defendant Alroy was responsible for mergers and acquisitions, strategic initiatives and related financing activities for IDT, and was also a strategic advisor for Net2Phone’s cable telephony business. From July 2001 to December 2002, defendant Alroy served as an independent consultant to IDT, performing similar functions.

9.     Defendant James A. Courter has been a director of the Company since 1999 and has also been the Chief Executive Officer and Vice Chairman of the Board of IDT Corporation since August 2001. He served as President of IDT Corporation from October 1996 until July 2001, and has been a director of IDT Corporation since March 1996. In addition, since December 1999, defendant Courter has served as a director of IDT Telecom, Inc. and since November 2003 has served as a director of IDT Entertainment,Inc.

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10.     Defendant James R. Mellor has been a director of the Company since June 1999 and also served as a director of IDT between August 1997 and June 1999.

11.     Defendants Harry Mcpherson, Jesse King, Marc Oppenheimer and Michael Weiss are directors of the Company.

12.     IDT, as controlling shareholder, and the individual defendants have a fiduciary relationship with plaintiff and other public shareholders of Net2phone and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

CLASS ACTION ALLEGATIONS

13.     Plaintiff brings this action on behalf of himself and as a class action on behalf of all owners of Net2phone common stock and their successors in interest except defendants and their affiliates.

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14.	This action is properly maintainable as a class action for the following reasons:

	(a)	exclusive of defendants, the class is so numerous that joinder of all members is impracticable

	(b)	questions of law and fact are common to the class, including, inter alia, the following:

(i) did defendants breach their fiduciary and other common law duties owed by them to plaintiff and the members of the class;

(ii) are defendants pursuing a course of conduct designed freeze-out the public to shareholders of Net2phone in violation of the laws of the State of Delaware; and

(iii) is the class entitled to injunctive relief or damages a result of defendants’ as wrongful conduct.

	(c)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are identical to those of the other members of the class. Plaintiff has no interests that are adverse to the will class. Accordingly, plaintiff adequately represent the Class.

	(d)	The prosecution of separate actions by individual members of the class would the create the risk of inconsistent varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

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(e)	Conflicting adjudications for individual members of the class would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FACTS

15. On June 28, 2005, IDT announced that it plans to take the Company private in a two-step transaction – a first step tender offer followed by a merger – in which the public shareholders will receive $1.70 per share in cash for each share of the Company they own.

16. The proposed purchase price of $1.70 per share does not represent the fair value of the assets and future prospects of Net2phone stock. The proposed transaction is an attempt by IDT to cash out the minority shareholders in Net2phone at an unfair price on unfair terms and through improper means.

17. The proposed offer of $1.70 per share offers little value for the Company as a going concern. The Company’s book value is approximately $1.33 per share, of which approximately $1.10 is cash.

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18. Net2Phone is experiencing an uptrend in business, generating gross margins in excess of 40% for the past thirteen quarters. In addition, the Company’s expenses have been significantly declining, and its primary operating segment, Net2phone Global Services, has been achieving increased income over the past two fiscal years.

19. The Company’s stock price, however, bas recently experienced a sharp decline from approximately $8 per share in January 2004 to about $1.41 per share on June 27, 2005.

20. The proposed transaction is an attempt by IDT, the Company’s controlling shareholder, to take advantage of the low stock price and cash out the other shareholders at an unfair price.

21. Because IDT and its affiliates have significant business ties to Net 2 Phone IDT is in a position to affect adversely the earnings of the Company and to deflate the Company’s earnings. Indeed, in light of the relationship between Net2Phone and IDT, the Board of Directors of Net2Phone appointed a committee of directors unaffiliated with IDT in 2004 to review, evaluate and approve or disapprove payments and other material issues arising from time to time between the two companies. The committee retained The Blackstone Group as its financial advisor and Kirkland & Ellis LLP as its legal counsel.

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22. IDT’s plan to take Net2Phone private does not appear to be conditioned upon approval by the committee of Net2Phone directors, although it will be “reviewed” by the committee. Nor does IDT’s plan appear to be conditioned upon the tender of a majority of shares held by the public shareholders of Net2Phone in the first step tender offer. IDT’s plan appears to be subject simply to a waivable condition that IDT own at least 90% of Net2Phone’s outstanding shares once the first step tender offer is completed.

23. With 57% of Net2Phone’s aggregate voting power and the allegiance of at least a majority of Net2Phone’s Board, IDT has the power to proceed with the proposed transaction regardless of the wishes or best interests of Net2Phone’s public shareholders who own more than one half of the Company’s equity. Thus, in proceeding with its plan. IDT has violated its duty to treat the public shareholders with entire fairness.

24. Absent injunctive relief in this action, plaintiff and Net2phone’s other public stockholders will be irreparably harmed.

25. Plaintiff and the class have no adequate remedy at law.

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WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as the class representative;

(2) enjoining, preliminarily and permanently, the proposed going-private transaction complained of herein;

(3) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the class rescissory damages;

(4) directing that defendants account to plaintiff and the other members of the class for all damages caused as a result of their breaches of fiduciary duties;

(5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(6) granting plaintiff such further relief the Court deems just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By /s/ Joseph Rosenthal Joseph Rosenthal (DSBA No. 234) 919 North Market Street Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899-1070 Tel: (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

Eduard Korsinsky, Esq.
Zimmerman, Levi & Korsinsky, LLP
39 Broadway, Suite 1601
New York, New York 10006
(212) 363-7500

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SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)
OF THE RULES OF THE COURT OF CHANCERY

     The information contained herein is for the use by the Court for statistical and administration purposes only. Nothing stated herein shall be deemed an admission by or binding upon any p

1.	Caption of Case: Israel Nekritz v. Net2Pbone, Inc., Howard Jonas, Stephen Greenberg, Liore Alroy, Jim Courter, Harry McPherson, James Mellor, Jesse King, Marc Oppenheimer, Michael Weiss, and IDT Corporation

2.	Date filed: July 1, 2005

3.	Name and address of counsel for plaintiff(s):

Josepb A. Rosenthal (DSBA No. 234) Rosenthal, Monhait, Gross & Goddess, P.A. 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899

4.	Short statement of nature of claim asserted: Breach of fiduciary duties.

5.	Substantive field of law involved (check one):

____	Administrative law	____	Trade secrets/trade mark/or other intellectual property
____	Commercial law	____	Trusts
____	Constitutional law	____	Wills and Estates
X	Corporation law	____	Zoning
____	Guardianships	____	Other
____	Labor law
____	Real property

6.	Related cases: None.

7.	Basis of court’s jurisdiction (including the citation of any statute conferring jurisdiction): 10 Del.C. §341

8.	If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought:

9.	If the complaint seeks summary or expedited proceedings, check here ____.

/s/ Joseph Rosenthal (DBSA No. 234) Signature of Attorney of Record